February 2, 2012

VIA EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Under Armour, Inc.

Form 10-K for Fiscal Year End December 31, 2010

Filed February 24, 2011

File No. 001-33202

Dear Mr. Reynolds:

In response to the conference call discussion on January 30, 2012, Under Armour, Inc. (“we”, “our”, “UA” or the “Company”) is responding to the guidance of the Staff of the Securities and Exchange Commission (the “Commission”). We are providing for the Staff’s review an example of more detailed discussion of the drivers of gross profit and trends based on our results for the three and nine months ended September 30, 2011. We believe the proposed enhancements to our disclosure fully address the Staffs comments to provide a more robust discussion around gross margin. Please note that we will include a similar level of disclosure in future filings.

Example disclosure:

Gross profit increased $57.7 million to $225.1 million for the three months ended September 30, 2011 from $167.4 million for the same period in 2010. Gross profit as a percentage of net revenues, or gross margin, decreased 250 basis points to 48.4% for the three months ended September 30, 2011 compared to 50.9% during the same period in 2010. The decrease in gross margin percentage was primarily driven by the following:

•

Approximate 140 basis point decrease driven largely by higher apparel product input costs, now including cotton, in the current year period. We expect the higher input costs will continue to negatively impact apparel product margins through the first half of 2012. A smaller contributor to the decrease was a lower percentage mix

Securities and Exchange Commission

February 2, 2012

of higher margin North American wholesale apparel product sales in the current year period. A significant driver to the sales mix impact included a lower percentage of higher margin baselayer and underwear product, partially due to the significant expansion of training apparel product offerings, including fleece and the introduction of Charged Cotton.

•

Approximate 70 basis point decrease driven by a decrease in license revenues due to bringing hats and bags sales in-house effective January 1, 2011. We do not expect this trend to continue beyond 2011 following the anniversary of this transition of our hats and bags sales in-house.

•

Approximate 60 basis point decrease driven primarily by liquidation sales and related inventory reserve reversals. The prior year period benefited from a reversal of inventory reserves established in earlier periods relative to certain cleated footwear and sport specific apparel. These products were sold at prices higher than the inventory reserve established in earlier periods. These products have historically been more difficult to liquidate at these prices.

These decreases were partially offset by the following increase:

•	Approximate 20 basis point increase driven by a decrease in apparel discounts and sales allowance reserves.

Gross profit increased $130.0 million to $504.9 million for the nine months ended September 30, 2011 from $374.9 million for the same period in 2010. Gross profit as a percentage of net revenue, or gross margin, decreased 200 basis points to 47.2% for the nine months ended September 30, 2011 compared to 49.2% during the same period in 2010. The decrease in gross margin percentage was primarily driven by the following:

•

Approximate 130 basis point decrease driven primarily by higher apparel product input costs, now including cotton, in the current year period. We expect the higher input costs will continue to negatively impact apparel product margins through the first half of 2012. A smaller contributor to the decrease was a lower percentage mix of higher margin North American wholesale apparel product sales in the current year period. A significant driver to the sales mix impact included a lower percentage of higher margin baselayer, mountain and underwear product, partially due to the significant expansion of our training product offerings, including fleece and the introduction of Charged Cotton.

•

Approximate 60 basis point decrease driven by a decrease in license revenues due to bringing hats and bags sales in-house effective January 1, 2011. We do not expect this trend to continue beyond 2011 following the anniversary of this transition of our hats and bags sales in-house.

Securities and Exchange Commission

February 2, 2012

In addition, pursuant to the Staff’s letter, we hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (410) 454-6653 or David Bergman, Controller, at (410) 454-6671 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Brad Dickerson

Brad Dickerson
Chief Financial Officer